Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.

Results for the 2nd quarter of 2018

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter of 2018 ending June 30, 2018 are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Tuesday, July 31 in English at 10:00 a.m. (Brasília time) and in Portuguese at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 2nd quarter of 2018.

São Paulo – SP, July 30, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

We present below pro forma information and selected financial indicators of Itaú Unibanco.

In R$ millions (except where indicated), end of period	2Q18	1Q18	2Q17	1H18	1H17
Results
Recurring Net Income	6,382	6,419	6,169	12,801	12,345
Operating Revenues (1)	28,021	27,426	27,205	55,446	54,471
Managerial Financial Margin (2)	17,295	16,999	17,385	34,294	34,800
Performance
Recurring Return on Average Equity – Annualized (3)	21.6%	22.2%	21.5%	22.0%	21.8%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.7%	1.7%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	2.8%	3.1%	3.2%	2.8%	3.2%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.4%	3.7%	3.9%	3.4%	3.9%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.5%	1.6%	1.2%	1.5%	1.2%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	248%	236%	243%	248%	243%
Efficiency Ratio (IE) (6)	47.1%	45.9%	45.7%	46.5%	44.6%
Risk-Adjusted Efficiency Ratio (RAER) (6)	61.0%	60.8%	63.4%	60.9%	63.9%
Shares
Recurring Net Income per Share (R$) (7)	0.98	0.99	0.95
Net Income per Share (R$) (7)	0.96	0.97	0.92
Number of Outstanding Shares at the end of period – in millions	6,476	6,488	6,499
Book Value per Share (R$)	18.80	18.27	18.22
Dividends and Interest on Own Capital net of Taxes (8)	3,066	2,247	2,467
Market Capitalization (9)	260,639	333,596	239,020
Market Capitalization (9) (US$ million)	67,597	100,366	72,251
Balance Sheet
Total Assets	1,542,684	1,524,354	1,448,335
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	623,256	601,056	587,335
Deposits + Debentures + Securities + Borrowings and Onlending (10)	666,635	664,674	649,603
Loan Portfolio/Funding (10)	77.8%	74.5%	73.9%
Stockholders' Equity	121,758	118,511	118,379
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	17.2%	16.6%	18.4%
Common Equity Tier I	15.1%	14.5%	15.7%
Estimated BIS III (Common Equity Tier I) (11)	13.2%	13.6%	13.5%
Liquidity Coverage Ratio (LCR)	169.5%	173.5%	201.7%
Other
Assets Under Administration	1,050,220	1,026,534	900,543
Total Number of Employees	99,914	99,618	95,065
Brazil	86,144	85,843	81,252
Abroad	13,770	13,775	13,813
Branches and CSBs – Client Service Branches	4,904	4,976	4,955
ATM – Automated Teller Machines (12)	47,650	47,086	46,572

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Effciency and Risk-Adjusted Effciency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed on the Balance section; (11) Includes impacts from schedule anticipation of deductions and the impact of the investment in XP Investimentos; (12) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q18	1Q18	2Q17	1H18	1H17
Recurring Net Income	6,382	6,419	6,169	12,801	12,345
Non-Recurring Events	(138)	(139)	(155)	(277)	(278)

Impairment	(10)	(92)	(7)	(101)	(7)
∟ Adjustment to reflect the realization value of certain assets mainly related to technology
Goodwill Amortization	(150)	(146)	(123)	(296)	(248)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	(7)	2	-	(5)	(33)
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes
Contingencies Provision	-	97	(22)	97	(40)
∟ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's
Other	29	-	(2)	29	51

Net Income	6,244	6,280	6,014	12,524	12,066

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management viewpoint and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Financial Statements Reconciliation | 2nd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	21,304	(40)	7,059	(301)	28,021
Managerial Financial Margin	10,112	-	7,059	125	17,295
Financial Margin with Clients	15,468	-	-	485	15,953
Financial Margin with the Market	(5,356)	-	7,059	(360)	1,342
Commissions and Fees	9,535	-	-	(809)	8,726
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,345	(56)	-	710	1,999
Other Operating Income	210	-	-	(210)	-
Equity in Earnings of Affiliates and Other Investments	144	-	-	(144)	-
Non-operating Income	(43)	16	-	27	-
Cost of Credit	(2,708)	-	-	(893)	(3,601)
Provision for Loan Losses	(3,635)	-	-	(637)	(4,271)
Impairment	-	-	-	(1)	(1)
Discounts Granted	-	-	-	(273)	(273)
Recovery of Loans Written Off as Losses	927	-	-	18	945
Retained Claims	(335)	-	-	-	(335)
Other Operating Expenses	(14,709)	310	(662)	1,127	(13,934)
Non-interest Expenses	(13,789)	295	-	1,233	(12,261)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(901)	15	(662)	(106)	(1,654)
Insurance Selling Expenses	(19)	-	-	-	(19)
Income before Tax and Profit Sharing	3,552	270	6,396	(67)	10,151
Income Tax and Social Contribution	2,911	(18)	(6,396)	7	(3,496)
Profit Sharing Management Members - Statutory	(60)	-	-	60	-
Minority Interests	(159)	(114)	-	-	(273)
Net Income	6,244	138	-	-	6,382

Accounting and Managerial Financial Statements Reconciliation | 1st quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	26,823	2	415	186	27,426
Managerial Financial Margin	15,898	2	415	684	16,999
Financial Margin with Clients	14,551	2	-	708	15,261
Financial Margin with the Market	1,347	-	415	(24)	1,738
Commissions and Fees	9,305	-	-	(777)	8,528
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,178	-	-	720	1,898
Other Operating Income	244	-	-	(244)	-
Equity in Earnings of Affiliates and Other Investments	136	-	-	(136)	-
Non-operating Income	63	-	-	(63)	-
Cost of Credit	(3,135)	-	-	(652)	(3,788)
Provision for Loan Losses	(3,911)	-	-	(200)	(4,111)
Impairment	-	-	-	(187)	(187)
Discounts Granted	-	-	-	(284)	(284)
Recovery of Loans Written Off as Losses	776	-	-	19	795
Retained Claims	(279)	-	-	-	(279)
Other Operating Expenses	(14,009)	266	(33)	393	(13,382)
Non-interest Expenses	(12,335)	266	-	392	(11,676)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,657)	-	(33)	1	(1,689)
Insurance Selling Expenses	(17)	-	-	-	(17)
Income before Tax and Profit Sharing	9,399	268	383	(73)	9,977
Income Tax and Social Contribution	(3,085)	(23)	(383)	29	(3,462)
Profit Sharing Management Members - Statutory	(44)	-	-	44	-
Minority Interests	11	(106)	-	-	(96)
Net Income	6,280	139	-	-	6,419

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

2nd quarter of 2018 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	2Q18	1Q18	Δ	2Q17	Δ	1H18	1H17	Δ
Operating Revenues	28,021	27,426	2.2%	27,205	3.0%	55,446	54,471	1.8%
Managerial Financial Margin	17,295	16,999	1.7%	17,385	-0.5%	34,294	34,800	-1.5%
Financial Margin with Clients	15,953	15,261	4.5%	15,762	1.2%	31,214	31,309	-0.3%
Financial Margin with the Market	1,342	1,738	-22.8%	1,623	-17.3%	3,080	3,491	-11.8%
Commissions and Fees	8,726	8,528	2.3%	8,037	8.6%	17,255	15,881	8.6%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,999	1,898	5.3%	1,783	12.1%	3,898	3,790	2.8%
Cost of Credit	(3,601)	(3,788)	-4.9%	(4,474)	-19.5%	(7,388)	(9,755)	-24.3%
Provision for Loan Losses	(4,271)	(4,111)	3.9%	(4,948)	-13.7%	(8,382)	(10,340)	-18.9%
Impairment	(1)	(187)	-99.3%	(105)	-98.8%	(188)	(550)	-65.7%
Discounts Granted	(273)	(284)	-3.9%	(254)	7.5%	(558)	(547)	1.8%
Recovery of Loans Written Off as Losses	945	795	18.9%	834	13.4%	1,740	1,682	3.4%
Retained Claims	(335)	(279)	19.9%	(261)	28.6%	(614)	(582)	5.7%
Other Operating Expenses	(13,934)	(13,382)	4.1%	(13,218)	5.4%	(27,316)	(25,912)	5.4%
Non-interest Expenses	(12,261)	(11,676)	5.0%	(11,551)	6.1%	(23,938)	(22,552)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,654)	(1,689)	-2.1%	(1,606)	3.0%	(3,342)	(3,210)	4.1%
Insurance Selling Expenses	(19)	(17)	12.1%	(61)	-68.8%	(36)	(150)	-75.9%
Income before Tax and Minority Interests	10,151	9,977	1.7%	9,253	9.7%	20,127	18,222	10.5%
Income Tax and Social Contribution	(3,496)	(3,462)	1.0%	(2,892)	20.9%	(6,957)	(5,659)	22.9%
Minority Interests in Subsidiaries	(273)	(96)	184.9%	(191)	42.7%	(369)	(219)	68.7%
Recurring Net Income	6,382	6,419	-0.6%	6,169	3.4%	12,801	12,345	3.7%

Managerial Financial Margin Perspective

This perspective presents the income related to financial operations net of cost of credit.

In R$ millions	2Q18	1Q18	Δ	2Q17	Δ	1H18	1H17	Δ
Managerial Financial Margin	17,295	16,999	1.7%	17,385	-0.5%	34,294	34,800	-1.5%
Financial Margin with Clients	15,953	15,261	4.5%	15,762	1.2%	31,214	31,309	-0.3%
Financial Margin with the Market	1,342	1,738	-22.8%	1,623	-17.3%	3,080	3,491	-11.8%
Cost of Credit	(3,601)	(3,788)	-4.9%	(4,474)	-19.5%	(7,388)	(9,755)	-24.3%
Provision for Loan Losses	(4,271)	(4,111)	3.9%	(4,948)	-13.7%	(8,382)	(10,340)	-18.9%
Impairment	(1)	(187)	-99.3%	(105)	-98.8%	(188)	(550)	-65.7%
Discounts Granted	(273)	(284)	-3.9%	(254)	7.5%	(558)	(547)	1.8%
Recovery of Loans Written Off as Losses	945	795	18.9%	834	13.4%	1,740	1,682	3.4%
Net Result from Financial Operations	13,694	13,212	3.7%	12,911	6.1%	26,906	25,044	7.4%
Other Operating Income/(Expenses)	(3,544)	(3,235)	9.6%	(3,658)	-3.1%	(6,779)	(6,822)	-0.6%
Commissions and Fees	8,726	8,528	2.3%	8,037	8.6%	17,255	15,881	8.6%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,645	1,602	2.7%	1,461	12.6%	3,247	3,058	6.2%
Non-interest Expenses	(12,261)	(11,676)	5.0%	(11,551)	6.1%	(23,938)	(22,552)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,654)	(1,689)	-2.1%	(1,606)	3.0%	(3,342)	(3,210)	4.1%
Income before Tax and Minority Interests	10,151	9,977	1.7%	9,253	9.7%	20,127	18,222	10.5%
Income Tax and Social Contribution	(3,496)	(3,462)	1.0%	(2,892)	20.9%	(6,957)	(5,659)	22.9%
Minority Interests in Subsidiaries	(273)	(96)	184.9%	(191)	42.7%	(369)	(219)	68.7%
Recurring Net Income	6,382	6,419	-0.6%	6,169	3.4%	12,801	12,345	3.7%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Digital Transformation

Promoting unique client experiences through technology

We strive to be a digital bank from inside out, and that is why we invest in initiatives that make life easier for our clients and employees and also generate more sustainable results. These frontlines cover actions that range from adopting groundbreaking technologies that anticipate our clients' needs and intensify the use of data in business - such as blockchain, clouding, machine learning, and artificial intelligence - to platform evolution with integral digitization – from interactions with clients to back offce activities. The way we operate has also been going through constant transformation. We have redesigned our people management strategy to encourage a collaborative working model, with teams from different functional origins and value deliveries.

Abreconta App

Launched in 2016, this app enables opening a current account on a fully online basis, speedily and with security, without the need to go to a brick and mortar branch.

New Accounts*

(in thousands)

+ 200%

compared to the 2Q17

* Number of current accounts opened through the app.

App Review

* 4.5 on Google Play

* 4.7 on Apple App Store

on 07/16/2018

Use of Digital Channels 1

Individuals	Companies
Number of current account holders (in millions)	Number of current account holders (in millions)

¹ Internet, mobile and SMS in the Retail Bank.

Itaú Digital in numbers

One withdrawal a second without using any card	Biometrics enables clients to manage their accounts at ATMs in a speedier and more secure way by using biometrics ID.
114 new apps versions in 2018	We launched 2 to 3 versions for each app on App Stores every month. In 2017, we launched 153 app versions.
- 81% unavailability rate*	Speedier, simpler and more automatized tests and approvals > lower unavailability in digital channels.
- 35% time to market*	Reduced delivery cycles by using Lean and Agile methodologies > lower average project delivery time.

*Comparison between 2Q18 and 2Q17.

Recent Initiatives

We focus on providing increasingly full services in internet and mobile banking and continuing to improve the client experience in our digital channels to make them even more intuitive and accessible.

Itaú Keyboard Making cash transfers without exiting the app you’re using	Itaú + Apple and Samsung Pay Easy, fast and safe	Itaú Virtual Assistant with Artificial Intelligence

The Itaú Keyboard is the first tool to enable users to make cash transfers by mobile without having to exit the app they are currently using.	Itaú, Itaucard and Credicard clients can use their smartphones and smartwatches to make payments without using the physical credit card.	The Itaú virtual assistant was created with artificial intelligence technology aiming to answer doubts about our products and services. This tool has more than 700 thousand interactions per month with more than 80% rate in correct responses to users.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Results

Performance:

In the second quarter of 2018, our recurring net income remained relatively stable and reached R$6.4 billion, with a return on equity of 21.6%.

The performance in the quarter was due to the higher financial margin with clients and higher commissions and fees, in addition to the lower cost of credit. Higher non-interest expenses and lower financial margin with the market compensated these positive effects.

In the first half of 2018, we highlight a 10.5% increase in our income before taxes and minority interests, when compared to the same period of the previous year. This performance was due to the lower cost of credit and higher commissions and fees and was partially offset by the effect of tax collection at a rate of 45% and the recognition of deferred tax assets occurs at a rate of 40%, in line with the current legislation.

The loan portfolio grew 3.7% in the quarter and 6.1% year-on-year, and our delinquency ratios continue to improve.

Our tier I capital ratio fully loaded with Basel III rules reached 14.2% in June 2018, with a growth of 70 basis points compared to December 2017.

Events in the quarter

50% Stock Split

On July 27, 2018, an Extraordinary General Stockholders’ Meeting deliberated and approved the split in 50% of the current 6,536,090,232(*) book-entry shares with no par value that comprise the capital stock, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares. Therefore, shareholders will receive one (1) new share for each two (2) shares of the same type they own. The monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position.

We will announce the base date of the right to the stock split to the market after the approval of the resolutions by the Central Bank of Brazil (“BACEN”). Accordingly, the Company shares will continue, until the date to be opportunely announced, to be traded with the right to the stock split and, only after such date, they will be traded ex-rights to the split.

In the international market, concurrently with the operation in the Brazilian market and in the same proportion, the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by fifty percent (50%) so that investors will receive one (1) new ADR for every two (2) ADRs they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR.

* Considers 6,475,505,937 outstanding shares and 60,584,295 treasury shares.

Share Buyback

In the first six months of 2018, we acquired 13,100,000 preferred shares in the total amount of R$509.5 million, at the average price of R$38.89 per share.

Credicard in the Merchant Acquiring Segment

In July 2018, we announced the entry of Credicard brand into the merchant acquiring segment, with a POS machine family that can be purchased through its website. The first machines launched are the POP Credicard and the Mega POP Credicard.

Besides selling POS machines, the strategy is to have a simpler commercial proposal, based on shorter payment terms to retailers and competitive rates for debit and credit cards transactions.

With this operation we aim at reaching self-employed individuals, microentrepreneurs and small companies. This initiative complements our product offering in the acquiring market.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 2Q18

In the quarter, resumed its growth due to the increase in volume of retail products with better spreads, in addition to the greater number of calendar days. There was also a growth in the financial margin with clients in our Latin America operations, related to the exchange rate variation of the period.

In the first six months, the better mix of products practically offset all the negative effect of the interbank interest rate decrease in our liabilities and working capital margins.

Further details on page 16

Reduction in the quarter in line with the improvement of the loan portfolio quality.

As a result, we had lower impairment charges on corporate securities and increased recovery of loans at the Wholesale Bank in Brazil. These effects were partially offset by the increase in provision for loan losses, as a result of the growth of the credit portfolio in the Retail Bank in Brazil, as well as the impact of the foreign exchange variation in the period.

In the first six months, the reduction in the cost of credit is related to the improvement in delinquency ratios of the portfolio in Brazil, responsible for the lower provision for loan losses in the period.

Further details on pages 17-18

The positive evolution in the quarter is related to higher asset management fees, both in terms of volume and of performance fees. In addition, we had higher revenues related to our investment banking business.

In the first half of 2018, the higher volume of assets under management, in addition to the increase in the number of current account holders, led to the growth of asset management fees and of current account fees, when compared to the same period of the previous year.

Further details on pages 22-27

Non-Interest Expenses

The growth in the quarter was due to higher marketing expenses related to the Soccer World Cup and the new payment methods Itaú + Samsung and Apple Pay, in addition to higher expenses in Latin America (ex-Brazil), impacted by the foreign exchange variation in the period.

In the first half of 2018, expenses from Brazil, excluding the impact of the retail operation acquired from Citibank, increased 0.5% when compared to the same period of the previous year, below the accumulated inflation in the period.

Further details on pages 28-29

Further details on page 29

¹ Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Highlights in 2Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In the quarter, in addition to the portfolio for very small, small and middle-market companies, all credit portfolios for individuals increased. These positive performance were due to higher demand from clients in these segments.

The corporate loan portfolio remained stable in the quarter. However, excluding the effect of foreign exchange variation, the portfolio decreased 3.1% in the period, as a result from the low demand for credit in the segment.

In R$ billions, end of period	2Q18	1Q18	Δ	2Q17	Δ
Individuals	195.0	191.4	1.9%	179.4	8.7%
Credit Card Loans	66.1	65.0	1.7%	56.4	17.2%
Personal Loans	28.3	27.4	3.5%	25.9	9.6%
Payroll Loans [1]	45.4	44.7	1.6%	44.8	1.4%
Vehicle Loans	14.7	14.3	2.4%	14.1	3.9%
Mortgage Loans	40.5	40.0	1.3%	38.3	5.9%
Companies	228.1	225.0	1.4%	235.2	-3.0%
Corporate Loans	162.5	162.0	0.3%	175.4	-7.4%
Very Small, Small and Middle Market Loans [2]	65.6	63.0	4.1%	59.8	9.8%
Corporate Securities [3]	34.6	34.7	-0.2%	35.0	-1.0%
Total Brazil with Financial Guarantees Provided and Corporate	457.8	451.1	1.5%	449.6	1.8%
Latin America	165.5	150.0	10.3%	137.7	20.1%
Argentina	9.3	8.6	8.7%	6.7	38.0%
Chile	108.0	98.4	9.7%	90.4	19.4%
Colombia	30.3	27.4	10.7%	26.5	14.2%
Paraguay	7.7	6.8	13.1%	6.0	28.6%
Panama	1.4	1.1	31.3%	0.9	53.6%
Uruguay	8.9	7.8	13.3%	7.2	23.8%
Total with Financial Guarantees Provided and Corporate Securities	623.3	601.1	3.7%	587.3	6.1%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	623.3	621.0	0.4%	618.0	0.9%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 31 and 32.

NPL Ratio (%) | over 90 days

The long-term delinquency ratio improved, in line with the credit quality of the portfolio. A highlight was the reduction of 60 basis points in very small, small and middle market companies in Brazil. In the corporate segment in Brazil, the improvement is related to the renegotiation and subsequent sale of an active portfolio that in the previous quarter became 90 days overdue.

The decrease in Latin America was mainly related to the Chilean individuals and companies operations.

Further details on pages 19-21

Coverage Ratio | 90 days

Increased 1,200 basis points driven by the renegotiation and later sale of an active portfolio of a corporate segment client that in the previous quarter became more than 90 days overdue.

In the long-term, we expect the reduction of the coverage ratio due to the improvement of the credit risk of the corporate portfolio, but until this improvement materializes we will experience some volatility in the indicator.

Further details on pages 19-21

NPL Creation

The 24.8% decrease from the previous period was driven by the lower portfolio of loans more than 90 days overdue in the Wholesale Banking in Brazil since we renegotiated and later sold the active portfolio of a client which in the previous quarter became 90 days overdue.

Further details on pages 19-21

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below our 2018 forecast including the effect of Citibank’s operations.

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit [3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5 bn

Commissions and Fees and Result from Insurance Operations [4]	From 5.5% to 8.5%	From 6.5% to 9.5%
Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate	From 33.5% to 35.5%	From 34.0% to 36.0%

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13